Ermenegildo Zegna Holditalia S.p.A.

Viale Roma 99/100

13835 Valdilana loc. Trivero

Italy

November 26, 2021

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance, Office of Manufacturing,

100 F Street N.E.,

Washington, D.C. 20549.

Attention:	Mr. Perry Hindin Mr. Jay Ingram

Re:	Ermenegildo Zegna Holditalia S.p.A. Registration Statement on Form F-4 File No. 333-259139

Dear Mr. Hindin and Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ermenegildo Zegna Holditalia S.p.A. hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-4 be accelerated so that it will be declared effective at 4 p.m. Eastern Time on November 29, 2021, or as soon as practicable thereafter.

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U.S. Securities and Exchange Commission

Please do not hesitate to contact Scott D. Miller of Sullivan & Cromwell LLP by telephone (+1 212 558 3109) or email (millersc@sullcrom.com) with any questions or comments regarding this filing.

In addition, please inform Mr. Miller when this request for acceleration has been granted.

Very truly yours,

ERMENEGILDO ZEGNA HOLDITALIA S.P.A.

By:	/s/ Gianluca Ambrogio Tagliabue
Name:	Gianluca Ambrogio Tagliabue
Title:	Chief Operating Officer and Chief Financial Officer

cc:	Dale Welcome

Anne Mcconnell

(U.S. Securities and Exchange Commission)

Delphine Gieux

(Ermenegildo Zegna Holditalia S.p.A.)

Andrea Cicero

(Investindustrial Acquisition Corp.)

Scott D. Miller

(Sullivan & Cromwell LLP)

Christian O. Nagler

Cedric Van den Borren

(Kirkland & Ellis LLP)